May 24, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Craig E. Slivka

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             WCI Communities, Inc.
Draft Registration Statement on Form S-1
Confidentially Submitted April 18, 2013
CIK No. 0001574532
File No. 333-

Dear Mr. Slivka:

On behalf of our client, WCI Communities, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of the above-captioned Registration Statement on Form S-1 (the “Registration Statement”), which was initially submitted to the Commission on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act on April 18, 2013 (the “Draft Submission”).

This amendment reflects certain revisions to the Draft Submission in response to the comment letter to Keith E. Bass, the Company’s President and Chief Executive Officer, dated May 16, 2013, from the staff of the Commission (the “Staff”).  For your convenience we are also providing five copies of the Registration Statement, marked to show changes against the Draft Submission, in the traditional non-EDGAR format.

The numbered paragraphs in italics below set forth the Staff’s comments together with our response.  Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

General

1.                                      We will process this draft registration statement and any amendment without a price range.  Since the price range triggers, however, a number of disclosure matters, we will need sufficient time to process the amendment in which it is included.  Note that the price range’s effect on disclosure throughout the registration statement may cause us to raise issues on areas upon which we have not commented previously.

Response: The Company respectfully acknowledges the Staff’s comment and will provide a pre-effective amendment to the Registration Statement including a price range with sufficient time for the Staff to complete its review.

2.                                      As indicated in the comment above, we note that you have omitted certain pricing-related information as well as other information.  Since you intend to rely on Rule 430A, note that Rule 430A does not allow for the omission before effectiveness of amounts that may be computed based on the maximum number of shares offered and the midpoint of the offering price range or the number of shares to be offered on the cover page.  Also, confirm that you will not circulate copies of the registration statement or the preliminary prospectus until you include an estimated price range, maximum number of shares, dollar amounts dependent upon the offering price that are based on the midpoint of the offering price range, and all other information except information that you may exclude in reliance upon Rule 430A.

Response: The Company respectfully acknowledges the Staff’s comment and will file a pre-effective amendment to the Registration Statement containing all required information, including pricing-related information and share amount information.

The Company confirms that it will not circulate copies of the Registration Statement or the preliminary prospectus until an estimated price range, maximum number of shares, dollar amounts dependent upon the offering price that are based on the mid-point of the offering price range, and all other required information has been provided.

3.                                      We note that you intend to file by amendment most exhibits, including the legal opinion.  We may have comments on the legal opinion and other exhibits after they are filed.  Allow us sufficient time to review these materials before requesting acceleration of the registration statement’s effectiveness.

Response: The Company advises the Staff that it is filing with this Registration Statement certain of the exhibits that are required to be filed, as indicated in the exhibit index set forth at Item 16 of the Registration Statement, and will file the additional exhibits, including the legal opinion and consent of Latham & Watkins LLP, listed in the Registration Statement in subsequent pre-effective amendments to the Registration Statement that will provide the Staff adequate time to review these materials prior to the Company requesting effectiveness of the Registration Statement.

4.                                      Before the registration statement’s effectiveness, please arrange for a representative of the Financial Industry Regulatory Authority or FINRA to call us to confirm that FINRA has no objection to the underwriting arrangements for the offering.  Alternatively, provide us a copy of the letter from FINRA confirming that FINRA has no objection to the underwriting arrangements for the offering.

Response: The Company respectfully acknowledges the Staff’s comment and, prior to the effectiveness of the Registration Statement, will provide the Staff a letter from FINRA confirming that FINRA has no objection to the underwriting arrangements for the offering.

5.                                     Provide us copies of any artwork that you intend to use as soon as possible for our review and comment.  Since we may have comments on these materials, you may wish to consider waiting for comments before printing and circulating any artwork.

Response: The Company has included the proposed artwork in the Registration Statement on the inside front and back covers of the prospectus.

Statement Regarding Industry and Market Data, page ii

6.                                      Tell us what consideration you have given to filing the market study prepared for you by John Burns Real Estate Consulting, LLC as an exhibit to the registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and submits to the Staff that the disclosure in the “Housing Market Overview” section beginning on page 94 of the Registration Statement contains substantially all of the information in the market study prepared for the Company by John Burns Real Estate Consulting, LLC.  The Company does not believe that filing the market study as an exhibit to the Registration Statement would provide any additional information to investors.

7.                                      We note the disclaimer “we cannot assure you of the accuracy or completeness of the data” in the second paragraph as well as the statement that “investors should not place significant reliance on such data and information.” Since you may not disclaim responsibility for information that you have chosen to include in the registration statement, please delete these disclaimers.

Response: The Company respectfully acknowledges the Staff’s comment and has deleted such disclaimers from the Registration Statement.

Summary, page 1

8.                                      Please identify those aspects of the offering and your company that are most significant, and highlight these points in plain, clear language.  The summary should not, and is not required to repeat the detailed information in the prospectus.  The detailed description of your business, competitive strengths, and strategy is unnecessary since you repeat them verbatim in the business section of the prospectus.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the “Summary” section beginning on page 1 of the Registration Statement to eliminate such detail.

Our Restructuring, page 10

9.                                      Please expand your disclosure to discuss the events leading up to your Chapter 11 filing and your decision to file for bankruptcy.  Please also include a discussion of the material terms of the plan of reorganization.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 9, 10, 67 and 68 of the Registration Statement.

10.                               Please include a discussion of the applicable limitations and risks to an investor that will result from your status as a controlled company.

Response: The Company respectfully acknowledges the Staff’s comment and refers the Staff to the disclosure on pages 44 and 151 of the Registration Statement regarding the applicable limitations and risks to an investor that would result if the Company elected to be treated as a “controlled company” for purposes of the New York Stock Exchange.  The Company advises the Staff that upon the consummation of the offering, the Company does not intend to rely on the “controlled company” exemptions.

11.                               Please disclose in this section the total outstanding principal amount of your debt.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 10 of the Registration Statement.

The Offering, page 12

12.                               You disclose on page 13 that unless otherwise indicated or the context requires, all information in this prospectus assumes that a stock split will take place immediately prior to consummation of this offering.  If the stock split will occur at or immediately before the effectiveness of your registration statement, we remind you that in accordance with SAB Topic 4C you must revise your financial statements and your disclosures throughout the filing to give effect to the expected stock split.  If the stock split will occur after effectiveness of your registration statement but prior to the consummation of this offering, please provide appropriate pro forma information throughout the filing.

Response: The Company advises the Staff that it intends to effectuate the stock split prior to the effectiveness of the Registration Statement.  The Company acknowledges the Staff’s comment and confirms that once the Company has determined the stock split ratio, the Company will revise the financial statements and its disclosures throughout the filing in a pre-effective amendment to the Registration Statement when we reflect the price range of the offering to give retroactive effect to the expected stock split.

Risk Factors, page 19

13.                               In order to make the magnitude of the risks clear, please provide brief examples of how you have recently been affected, if at all, by the risks discussed under the following headings:

•                                          Labor and raw materials and building supply shortages..., page 23; and

•                                          We may face utility or resource shortages..., page 39.

Response: The Company notes the Staff’s comment regarding making the magnitude of the risks clear by providing brief examples of how it has recently been affected by the risks and respectfully advises the Staff that it has revised its disclosure on page 24 of the Registration Statement to add one example, but otherwise it believes that there are no other recent examples of the Company having been affected by these risks.  However, the Company further respectfully advises the Staff that it believes these risks are relevant to companies in the homebuilding industry and believes the Company may be impacted by these risks in the future.

We intend to use leverage in executing our business strategy, which may adversely affect our business, financial condition and results of operations, page 39

14.                               Please disclose your annual debt service obligation in this risk factor.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 40 of the Registration Statement.

Our indebtedness may restrict our ability to pursue our business strategies, page 41

15.                               Refer to the last bullet point, and elaborate on the actions that you may take involving the Pelican Preserve Town Center.

Response: The Company respectfully acknowledges the Staff’s comment and has deleted the disclosure on page 43 of the Registration Statement.  The Company respectfully advises the Staff that it believes that the covenants in the Stonegate Loan will not restrict the Company’s ability to pursue its business strategies or any actions it may take with respect to the Pelican Preserve Town Center.

Use of Proceeds, page 54

16.                               Revise the disclosure in the second paragraph to identify specifically the amount of proceeds to be used for each intended use of proceeds.  See Item 4 of Form S-1 and Item 504 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 55 of the Registration Statement.

Capitalization, page 55

17.                               It appears from your disclosure on page 56 that you expect to repurchase all of your outstanding shares of Series A preferred stock prior to the consummation of this offering.  Please tell us how you considered the likelihood of achieving the $525 million level of pre-petition lender recovery prior to both the repurchase of the Series A preferred stock and the consummation of this offering.

Response: The Company advises the Staff that it emerged from bankruptcy on September 3, 2009 with a $300.0 million senior secured term loan, a $150.0 million senior secured subordinated term loan and 947,500 shares of common stock issued to the prepetition lenders.  We note that the total prepetition lender recovery includes the principal amount repaid under the Company’s senior secured term loan, the principal and interest repaid under the Company’s senior secured subordinated term loan and cash dividends paid to the holders of the initial shares of common stock issued to the prepetition lenders at the time of the Company’s emergence from bankruptcy.  As of December 31, 2012, $493.6 million of prepetition lender recovery had been achieved through the payoff of the senior secured term loan and the senior secured subordinated term loan, as disclosed in the “Summary—Our Restructuring” section of the Registration Statement.  Therefore, the likelihood of achieving the $525 million level of prepetition lender recovery is now solely dependent upon future cash dividends paid to the holders of the initial 947,500 shares of common stock issued to the prepetition lenders.

The Company further advises the Staff that it has analyzed multiple scenarios under which future dividends would be paid ultimately leading to the various levels of prepetition lender recovery.  Factors considered in that analysis included the Company’s long term financial forecast, the dilutive impact of additional stock offerings and the fact the Company has no immediate plans to pay dividends in the future.  Based on this analysis, the Company determined a fair value of the Series A preferred stock and is currently negotiating with the holder of Series A preferred stock to exchange the Series A preferred stock for shares of the Company’s common stock.  The Company expects to execute this exchange prior to the consummation of the offering and pursuant to the requirements of Section 4(2) of the Securities Act and/or Regulation D promulgated under the Securities Act.  The Company has revised the disclosure in the Registration Statement regarding the Series A preferred stock accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 62

18.                               We note your risk factor on page 22 and disclosures elsewhere in the filing that your high gross margins in your Homebuilding segment in 2012 are partially attributable to the low book value of your land, which was reset to then current fair value in September 2009.  Please expand your discussion of your gross margin to address this fact.  To the extent possible, please revise to:

•                                          Quantify the positive impact these sales had on cost of sales for each period presented;

•                                          Quantify as of the latest balance sheet presented the amount of land still held in inventory at September 2009 fair values; and

•                                          Estimate the period of time over which the sale of this inventory is expected to have a positive impact on your financial results.

Response: The Company advises the Staff that with respect to the comment in the first bullet above, as disclosed throughout the Registration Statement, the Company’s Homebuilding gross margin is positively impacted by its low book value of land, which was reset to then current value upon emergence from bankruptcy in September 2009.  During the periods presented in the Registration Statement, the Company recorded home deliveries solely from communities that were owned by us upon our emergence from bankruptcy in September 2009.  Therefore, the positive impacts derived from the Company’s low book value of land relate to all our home deliveries and land and home site sales during the periods presented in the Registration Statement.  The Company has revised its disclosure on pages 71 and 75 of the Registration Statement accordingly.

The Company further advises the Staff that with respect to the comment in the second bullet above, as of December 31, 2012, due to limited land acquisition activity since the Company’s restructuring, substantially all its land held in inventory is recorded at

September 2009 fair value.  However, additions to land, such as development activity and the capitalization of interest and taxes subsequent to September 2009 are recorded at cost when incurred.  In addition, impairment charges were recorded during 2010 and 2011 as the market for certain of the Company’s assets continued to decline.  The Company does not separately track its real estate inventories by valuation date and as a result the amount of land still held in inventory at September 2009 fair values is not readily available for disclosure.  As such, no additional disclosure was included in the Registration Statement.

The Company further advises the Staff that with respect to the comment in the third bullet above, due to the Company’s long land position and builder/developer business model, it expects the low book value of its land will likely continue to be a competitive advantage when compared to its peers.  The positive impact of the Company’s low book value of its land, which was reset to fair value in September 2009, will continue through the sellout of homes in communities held at September 2009.  Due to uncertainties related to the timing of the future sellout of the Company’s communities, the Company did not add additional disclosure in the Registration Statement.

Non-GAAP measures, page 65

19.                               In light of the fact that your non-GAAP measure, Adjusted EBITDA, is adjusted for asset impairments, please expand your disclosures to clarify how this measure provides an indicator of “general economic performance that is not affected by fluctuations in interest rates or effective tax rates, or levels of depreciation,” or revise your disclosures accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 69 of the Registration Statement.

20.                               Some of the limitations that you present and discuss appear to be more closely related with limitations typically associated with non-GAAP liquidity measures.  Specifically, we refer you to the limitations discussed in the first and third bullets and your reference to cash requirements in the second bullet.  We also note that the paragraph following these bullets almost exclusively addresses what appear to be liquidity measure limitations.  Please substantially revise these disclosures to better discuss the limitation of Adjusted EBITDA as a performance measure.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 69 of the Registration Statement.

Real Estate Services, page 69

21.                               Your disclosure in the first full paragraph on page 70 infers that real estate brokerage commissions paid to your independent real estate agents are recognized in your financial statements as a part of gross margin.  However, your discussion on the top of page 71 suggests that commissions paid to in-house personnel and third party brokers are included within SG&A expenses.  Please revise to clarify this possible inconsistency, and tell us the accounting literature that you relied upon to support your classification.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 91 and F-14 of the Registration Statement.

The Company advises the Staff that it pays sales commissions to its in-house sales employees and in some cases to unaffiliated independent real estate agents based on the sales price of the homes delivered within its Homebuilding segment.  In contrast to the labor, construction and respective capitalized costs that are direct costs of the home delivered, these sales commissions  are a selling expense related to the home delivery and are included in SG&A expenses in the consolidated statement of operations.

The Company’s Real Estate Services segment, which includes its real estate brokerage business, derives revenue primarily from commissions received on real estate transactions for which it acted as the broker.  In turn, the Company pays a portion of the commission received to the independent real estate agents that are contracted with its real estate brokerage operations that acted as agent on the respective real estate transaction.  These commissions are a direct cost of real estate brokerage revenue and are included in Real Estate Services cost of sales in the consolidated statement of operations.

The Company believes this accounting treatment is consistent with industry practice for both its Homebuilding and Real Estate Services segments.

Amenities, page 70

22.                               Please revise your discussion to more fully describe trends in your membership statistics that could affect the results of your amenities segment from period to period.  For example, quantification of changes to your membership base and pricing of membership fees could provide greater transparency to investors.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 73, 76 and 77 of the Registration Statement.

Liquidity and Capital Resources, page 72

23.                               Please revise your discussion regarding the 2017 senior secured term notes to provide an indication of your covenant compliance status as of the most recent balance sheet period presented.  Please similarly revise your financial statement footnotes on page F-22.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 81, F-23 and F-48 of the Registration Statement.

Critical Accounting Policies, page 79

Real Estate Inventories and Capitalized Interest, page 80

24.                               Throughout your filing you disclose that your land values were reset to then current fair market values in September 2009 in connection with your restructuring and emergence from bankruptcy protection.  We note from your disclosures on page 70 that you recognized $10 million of impairment charges during 2011 in connection with land you deemed non-core to your operations.  Please disclose how the assumptions used to determine fair value of this land in September 2009 changed during 2011 and resulted in the impairment as of December 31, 2011.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 77 of the Registration Statement.

25.                               Please revise your critical accounting policy disclosure to clarify how often and under what circumstances you evaluate each of your communities and land parcels for impairment.  Please consider similar revisions to your financial statement footnote disclosures on page F-17.  Furthermore, in order to provide investors with an understanding of your inventory that may be at risk of impairment, please revise both your annual and interim critical accounting policy disclosures to:

•                                          Quantify the number of communities and/or land parcels that you analyzed for impairment as of each balance sheet date presented; and

•                                          Of the communities and/or land parcels analyzed for impairment, quantify both the number of communities and/or land parcels for which the undiscounted cash flows are not substantially in excess of the carrying value, and disclose the aggregate carrying value of those communities and/or land parcels.

Response: The Company advises the Staff that with respect to the comment in the first bullet above, on pages 87 and F-10 of the Registration Statement it discloses that all of its real estate inventories are reviewed for recoverability.  The Company has expanded its disclosure on pages 87 and F-10 of the Registration Statement to clarify that this review is conducted on a quarterly basis.

The Company respectfully acknowledges the Staff’s comment in the second bullet above and has revised its disclosure on pages 77 and F-17 of the Registration Statement.

Voting Arrangements, page 143

26.                               We note that Monarch will nominate directors and that they will be named in the prospectus.  If any person who has not signed the registration statement is named in it as about to become a director, the written consent of the person shall be filed with the registration statement.  See Rule 438 of the Securities Act of 1933.

Response: The Company advises the Staff that the director designees who will serve on the board of the Company following the completion of the offering have not yet been identified by the Principal Investors.  Accordingly, the Company will identify the director designees and file their consents as exhibits to the Registration Statement in a future pre-effective amendment to the Registration Statement.

Annual Cash Incentives, page 155; Annual Incentive Compensation Plan, page 160

27.                               We note the disclosures that the objective component of the bonus potential under the 2012 management incentive compensation plan is based on company performance goals relating to four financial objectives, the objective component of the bonus potential under the 2013 management incentive plan is based on company performance goals relating to two financial objectives, and the bonus potential under the 2013 real estate services incentive compensation plan is based on division performance goals relating to EBITDA and achievement of gross commission income thresholds.  Please disclose the performance target levels.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 163, 164 and 169 of the Registration Statement.

Lock-Up Agreement, page 183

28.                               Describe briefly the factors that Citigroup would consider in determining whether to release any of the securities subject to the lock-up agreements.

Response: The Company advises the Staff that when determining whether or not to release the Company’s common stock and any other securities from the lock-up agreements, Citigroup will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of our common stock and any other securities for which the release is being requested and market conditions at the time.

Experts, page 195

29.                               Please tell us the circumstances surrounding why Ernst & Young LLP was not independent during the year ended December 31, 2011.  Please also tell us how and when they were able to achieve independence for the year ended December 31, 2012.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 204 of the Registration Statement.

The Company further advises the Staff that it engaged Ernst & Young LLP (“Ernst & Young”) to provide audit services, tax compliance services and assistance in preparing our provision for tax expense and related accounts (“tax provision”) for the year ended December 31, 2011.  It was determined by Ernst & Young that such tax services were permissible under AICPA independence rules.  The assistance with the Company’s 2011 tax provision was completed by Ernst & Young during the first quarter of 2012 and the 2011 audit report of Ernst & Young was issued under AICPA standards in April 2012.

In early 2013, the Company informed Ernst & Young that it expected to undertake an initial public offering of its common stock in 2013 via a registration statement to be filed with the Commission.  Ernst & Young concluded that it would not be independent under the Commission’s auditor independence rules for the 2011 year because of the aforementioned assistance related to the 2011 tax provision.  The Company’s audit committee agreed with that conclusion and engaged McGladrey LLP in March 2013 to perform the audit of its consolidated financial statements for the year ended December 31, 2011 in accordance with the standards of the Public Company Accounting Oversight Board (“PCAOB”).

In February 2013, the Company engaged a boutique tax services provider to assist with the preparation of our tax provision for our 2012 consolidated financial statements.

Ernst & Young completed its independence analysis under the SEC and PCAOB rules and issued its initial PCAOB Rule 3526 independence letter to our audit committee in March 2013, noting the aforementioned assistance with our 2011 tax provision as a matter pertaining to 2011.  No matters related to Ernst & Young’s independence for 2012 were noted in the PCAOB Rule 3526 letter.  The Company’s audit committee concluded that Ernst & Young was independent under the Commission and PCAOB rules for the year ended December 31, 2012 and appointed Ernst & Young to perform the 2012 audit in accordance with the standards of the PCAOB.

30.                               Please provide all the disclosures required by Item 304 of Regulation S-K.  Refer to Part I, Item 11(i) of Form S-1.

Response: The Company respectfully acknowledges the Staff’s comment and references question 29 above.  The Company has revised the disclosure on page 204 of the Registration Statement based on question 29 above, and otherwise does not believe there is any additional disclosure required by Item 304 of Regulation S-K.

Index to Consolidated Financial Statements, page F-1

General

31.                               Please note the updating requirements of Rule 3-12 of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment and has updated the financial statements, as necessary, to comply with Rule 3-12 of Regulation S-X.

2.   Summary of Significant Accounting Policies, page F-8

Revenue and Profit Recognition, page F-13

32.                               Please revise to clarify if non-equity membership initiation fees are transferrable to future homeowners of the same house for no additional fee.  If these fees are not transferrable, please explain how you determined that it was appropriate to amortize them over the life of the amenity facilities rather than over some other method.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 90, F-13 and F-14 of the Registration Statement.

33.                               Please revise to clarify the differences between the rights and privileges associated with an equity membership compared to a non-equity membership.  Please also revise to more clearly explain the initial and ongoing revenues generated by each type of membership.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 90, 91, F-13 and F-14 of the Registration Statement.

3.  Real Estate Inventories and Capitalized Interest, page F-16

34.                               We note that you have combined land and land improvements held for development with land and land improvements held for sale on your consolidated balance sheet.  Please tell us how you considered the provisions of ASC 360-10-45 in deciding not to separately disclose land and land improvements held for sale as of December 31, 2012.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page F-16 of the Registration Statement pursuant to the provisions of ASC 360-10-45.

4.  Property and Equipment, page F-16

35.                               Please revise to quantify the amount of amenity assets included within property and equipment as of the periods presented.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages F-17 and F-42 of the Registration Statement.

10.  Community Development District Obligations, page F-21

36.                               Please revise to more fully describe how you separately determine the estimated amount of “A” bond and “B” bond obligations that you may be required to pay.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages F-22 and F-46 of the Registration Statement.

11.  Warranty Reserves, page F-22

37.                               Please revise to explain the reason for the $490,000 adjustment to pre-existing warranty reserves during 2011.  Please also revise to explain how you determine the adjustments related to pre-existing reserves.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page F-21, F-22 of the Registration Statement.

14.  Income Taxes, page F-26

38.                               Your disclosures indicate that as a result of multiple Section 382 limitations, you are significantly limited in the use of deferred tax assets over the next five years.  As such, you have deferred tax liabilities that may be recognized over the next five years that cannot be offset by deferred tax assets.  In light of this fact as well as your belief that it is not more likely than not that a significant portion of the deferred tax assets will be realized in the future, please address why your valuation allowance is not equal to your total deferred tax assets as of December 31, 2012 and 2011.

Response: The Company advises the Staff that while the Company is significantly limited in the use of certain of its deferred tax assets, this does not relate to all of the Company’s deferred tax assets.  Specifically, the Company has generated net operating losses since its emergence from bankruptcy that are not limited in usage.  These net operating losses are greater than the Company’s deferred tax liabilities and could be utilized to fully offset the realization of the deferred tax liabilities based on their expected reversal pattern.  In coming to this determination, the Company has relied upon the guidance of ASC 740-10-30-18 in identifying the future reversal of temporary differences as one of the least subjective sources of taxable income.  The Company has considered this positive evidence as support for the conclusion that a valuation allowance was not required against the portions of the net operating losses expected to offset the reversal of the deferred tax liabilities.

39.                               In 2012 you recognized an income tax benefit of $50.5 million as the result of a settlement with the Internal Revenue Service or IRS for the years 2003 through 2008.  Please expand your disclosures here and within MD &A on page 71 to explain when you recorded the unrecognized tax liability associated with the IRS audit and your basis for recognizing such amount.  Please address how the facts and circumstances you relied on when you recognized the liability changed such that you not only reversed the tax liability but also recognized a $16.8 million receivable from the IRS.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 78 and F-29 of the Registration Statement.

The Company advises the Staff that the Company initially recorded the reserve related to unrecognized tax benefits in 2008 and 2009 for tax positions taken on the Company’s U.S. federal tax returns.  The Company had substantial authority for the tax positions claimed on the tax returns and related net operating loss carry backs, but did not believe that those positions rose to the more likely than not threshold for financial statement recognition.  As part of the examination, the Internal Revenue Service did not propose any adjustments to the tax positions pertaining to the unrecognized tax benefits reserve.  With the conclusion of the examination by the Internal Revenue Service, the Company recognized the related tax benefit associated with the underlying tax positions, as well as a receivable for the outstanding refund request.

15.  Commitments and Contingencies, page F-28

40.                               Please revise to quantify both the amount of condominium and homeowners’ association deficit funding expenses capitalized and the amount expensed during each of the periods presented.  Please also revise to identify the financial statement line items where these amounts are recorded, and tell us the accounting literature that you relied upon to support that classification.

Response: The Company advises the Staff that in its Commitments and Contingencies disclosure in note 15 to its financial statements included on pages F-29, F-30, F-50 and F-51 of the Registration Statement, it discloses that it may be responsible for funding certain condominium and homeowner association deficits in the ordinary course of business.  The Company has determined that these costs are project costs clearly associated with the development of a real estate project and, in accordance with ASC 970-360-25-2, has capitalized these costs in real estate inventories on its consolidated balance sheet.  These costs are capitalized as incurred and are expensed in homebuilding cost of sales on a relative sales value method as homes are delivered.

The Company has revised its disclosure on pages F-9 and F-10 of the Registration Statement to note that capitalized association deficits are included in real estate inventories.  As of December 31, 2012, the Company’s capitalized association deficit balance included in real estate inventories was $1.4 million and its expense recorded in homebuilding cost of sales was $1.0 million for the year ended December 31, 2012.  As these amounts were only 1% of total real estate inventories and 1% of homebuilding cost of sales, the Company deemed these amounts immaterial for separate disclosure.

41.                               On page 36 you discuss a risk factor relating to certain claims that may not have been discharged in the Chapter 11 cases for which you indicate that the ultimate resolution of such claims and other obligations may have a material adverse effect on your results of operations and profitability.  Furthermore, you discuss certain contingencies associated with the Watermark Association and the Lesina Association for which you may be responsible to pay any final, non-appealable judgment obtained by these associations in full rather than pursuant to the treatment set forth in the plan of reorganization.  With reference to ASC 450-20-50, please address the need to disclose these contingencies.

Response: The Company advises the Staff that disclosures made related to legal proceedings within the Risk Factors and Business sections of the Registration Statement provide information on the nature of these legal proceedings, along with the possible outcome if we are unsuccessful in defending our position.  Specifically, in the Registration Statement in the section entitled “Business Section—Legal Proceedings,” the Company discloses outstanding bankruptcy claims and the Watermark and Lesina Condominium Association Matters.  For financial statement purposes, the Company has evaluated these legal proceedings in accordance with ASC 450-20-25-2 and has determined that based on information available prior to the issuance of its financial statements that the likelihood of a loss was probable and able to be reasonably estimated related only to outstanding bankruptcy claims.  Therefore, as of December 31, 2012, the Company recorded estimated losses of approximately $900,000 for the settlement of the outstanding bankruptcy claims which is included in accounts payable and other liabilities on the consolidated balance sheet.  As described in note 15 to the Company’s financial statements, the Company does not expect that the outcome of these legal proceeding will have a material adverse effect on its financial condition, results of operations, or cash flows and that the estimated $900,000 of loss contingencies is not material for separate disclosure.

The Company further advises the Staff that in regards to the two pending proceedings brought by the condominium associations, the Company believes that any potential loss is not probable and the amount of the loss cannot be reasonably estimated.  However, the Company has determined that a loss is reasonably possible.  Therefore, in accordance with ASC 450-20-50-4, the Company has revised its disclosure on pages F-30, F-50 and F-51 of the Registration Statement to disclose the nature of the contingency and state that the loss cannot be reasonably estimated.

20.  Subsequent Events, page F-35

42.                               We note that you reached an agreement with your Series B preferred stockholders to purchase their one outstanding share for $0.7 million.  We also note your disclosure in footnote 5 on page 17 that you will repurchase all of your Series A preferred stock.  Please tell us how you determined or will determine the repurchase amount of each Series, and disclose any accounting implications regarding these repurchase transactions.  Please address the guidance in ASC 260-10-S99-2.

Response: The Company references its response to the Staff in question 17 above.  The Company further advises the Staff that the exchange amount of the Series A preferred stock will be, and the repurchase amount of the Series B preferred stock was, determined through negotiation and settlement with the holders of the Series A and B preferred stock. As part of the negotiation, the Company analyzed and discussed the multiple scenarios under which the holders would receive potential future value for their respective preferred stock.  Factors considered in the analysis included the Company’s long term financial forecast, the dilutive impact that additional common stock offerings would have on each preferred series and the fact the Company has no immediate plans to pay cash dividends in the future.

In accordance with ASC 260-10-S99-2, the difference between the payment amount to the holders of the Series A and B preferred stock and the carrying amount of the Series A and B preferred stock will be subtracted from net income to arrive at income available to common stockholders in the calculation of earnings per share.  In the Company’s settlement with the holders of the Series B preferred stock the Company applied the guidance in ASC 260-10-S99-2.  The Company expects to reach a settlement with the Series A preferred stock prior to the consummation of the offering and will apply the guidance in ASC 260-10-S99-2 at that time.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible.   Please do not hesitate to contact me at 212-906-1281 or my colleague, Senet Bischoff, at 212-906-1834 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Marc. D. Jaffe

Marc D. Jaffe
of LATHAM & WATKINS LLP

Enclosures

cc: (via fax)

Keith E. Bass

Senet S. Bischoff

Frank J. Lopez